January 2, 2020

Joseph Francella
Chief Executive Officer
Limitless Venture Group Inc.
121 E. 36th Street
Tulsa, OK 74106

       Re: Limitless Venture Group Inc.
           Offering Statement on Form 1-A
           Filed December 9, 2019
           File No. 024-11128

Dear Mr. Francella:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed December 9, 2019

Notice Regarding Agreement to Arbitrate, page 15

1. We note your discussion of the mandatory arbitration provision in section 12, and the jury trial waiver provision in section 13, of the Subscription Agreement. Please expand your disclosure in the offering statement to:
        Describe any questions as to enforceability of each such provision under federal and state law;
        Clarify whether each of these provisions apply to claims under the federal securities laws and whether each such provision applies to claims other than in connection with this offering;
        To the extent any of these provisions applies to federal securities law claims, please revise the disclosure to state that, by agreeing to such provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder; and Joseph Francella
FirstName LastNameJoseph Francella
Limitless Venture Group Inc.
Comapany2020
January 2, NameLimitless Venture Group Inc.
January 2, 2020 Page 2
Page 2
FirstName LastName
              Clarify whether purchasers of interests in a secondary transaction would be subject to each of these provisions.
Description of Business, page 20

2. We note the disclosure on page 20 regarding your acquisition of Black Ghost Enterprises,
         Inc. and the reference to medical grade CBD products. Please revise the offering circular to clarify the status of CBD products, including whether they are fully-developed and marketed in the U.S. In addition, please clarify whether your current products contain, or your planned products will contain, greater than 0.3% THC and their legal status under the
         Controlled Substances Act of 1970. In this regard, we note that in addition to your current and planned CBD products, you have disclosed your intent to acquire companies "in the medical cannabis markets." Also, please revise your disclosure to discuss regulation of
         CBD products under the Federal Food, Drug and Cosmetic Act.
Unaudited Consolidated Financial Statements, page 26

3. It appears your financial statements are not audited. Please label each of the financial statements and footnotes as "unaudited." Refer to Part F/S paragraph
(b)(2) of Form 1-A.
4. In your next amended filing, please provide a statement of stockholders' equity for each of the two fiscal years preceding the date of the most recent balance sheet being filed. Refer to Part F/S, paragraph (b)(4) of Form 1-A.
Executive Compensation, page 33

5. Please provide executive compensation information for the fiscal year ended June 30,
         2019. In addition, according to Note 9 to the consolidated financial statements, it appears that 500 million options were granted pursuant to the 2019 Stock Incentive Plan. It appears that these options should be included in the Summary
Compensation
         Table. Please also file the 2019 Stock Plan and the employment agreements with your executives as exhibits to the Offering Circular, as well as any other compensation plan in which officers or director participate, as exhibits.
General

6. Please clarify whether Devon Diaz is a director of the company. If so, please ensure that
         Mr. Diaz signs the Offering Statement in his capacity as a director. We will consider qualifying your offering statement at your request. In connection with
your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Joseph Francella
Limitless Venture Group Inc.
January 2, 2020
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Gary Newberry at 202-551-3761 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Mary Beth Breslin at 202-551-3625 at with any other questions.



                                                          Sincerely,
FirstName LastNameJoseph Francella
                                                          Division of
Corporation Finance
Comapany NameLimitless Venture Group Inc.
                                                          Office of Life
Sciences
January 2, 2020 Page 3
cc:       Thomas C. Cook, Esq.
FirstName LastName